Exhibit 99.1

Locafy Releases Upgraded Proprietary Website Technology

New Entity-Based Technology Optimizes Page Structure and Local Search Rankings

Customer Roll-Out Expected to be Complete by the End of Fiscal Q4

PERTH, Australia – May 24, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, announced today that the Company has deployed a full-scale, entity-based upgrade to its core local search engine marketing and optimization technology.

Since its Proximity Network software was first introduced in the fiscal fourth quarter of 2021, Locafy’s broader automated SEO approach has prioritized back-end webpage structure technology. Locafy continues to strive to ensure that its pages perform most effectively for the variables that search engines weight most heavily, providing meaningful ranking results for its customers.

As machine-learning and AI-based technologies begin to influence the landscape of search and SEO, search engines are shifting to prioritizing “entities” as opposed to traditional keywords. With this trend in mind, Locafy has developed cutting-edge entity-based SEO technologies. Built by Locafy Global Head of Search Technology Jimmy Kelley, known within the SEO industry as a thought-leader and SEO “guru,” this upgrade enhances Locafy webpages to more effectively allow local businesses to rank for multiple relevant keywords in their local service area.

Now that this upgrade is available, Locafy’s software directly applies entity-based technology into its legacy local SEO solutions. For example, website templates can now be applied to target any keyword in any geographical location, and are structurally locked to enable automated deployment, minimize human error, and shorten the time required to drive results. These automated webpage designs are fast-loading, high-performing, and accessible, and they also look the part, designed to match graphics and presentation standards of official brand websites.

“By integrating what we believe to be the most advanced entity-based SEO software directly into our solutions, we can provide our clients with an advantage in a dynamic search environment,” said Locafy CEO Gavin Burnett. “This era is becoming more and more defined by machine-learning and AI, forcing search engines to develop new strategies for effectively determining real from fake. Our team has been indexing these changes for several quarters, and we’re confident that our proprietary website structuring technology can help our SEO clients be prepared for a changing landscape. This is an exciting time for us, and we look forward to completing our platform transition so that our clients can begin benefitting fully from this upgrade.”

Locafy has already started deploying new campaigns on this upgraded technology and has begun the process of migrating the hundreds of existing campaigns to this framework. The transition is expected to be complete by the end of fiscal Q4 2023. Beyond local search applications, Locafy management hopes to expand this technology to national and franchise solutions in the future.

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. Locafy helps businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s annual report on Form 20-F and reports on Form 6-K that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gatewayir.com